Exhibit 99.1

NewsRelease

TC Energy 2020 virtual Investor Day to be webcast live

Calgary, Alberta - November 12, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will host a virtual Investor Day on Tuesday, November 17.

Members of TC Energy’s senior executive team will provide an update on the company’s operations, recent developments and strategic outlook.

The event is scheduled from 7:30 a.m. to 11:00 a.m. MST (9:30 a.m. to 1:00 p.m. EST). Interested parties may view the webcast live from TC Energy’s website at TCEnergy.com/InvestorDay or directly at https://webcast.fmav.ca/tcenergy2020/. The webcast will also be posted online for replay following the event.

For anyone wishing to listen by phone, the event will also be accessible by conference call at 1-800-898-3989 (toll free) or 1-416-695-7850 (direct), using passcode 6772091#.

The presentation materials will be available at TCEnergy.com/InvestorDay the morning of November 17.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522